UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ev3 INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COV DELAWARE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A200

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

3b Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,767,357,665	$197,313

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $22.50, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of ev3 Inc. (“ev3”) as of June 7, 2010 which consists of 114,792,961 Shares issued and outstanding (including 1,896,889 restricted Shares subject to vesting), 7,984,262 in-the-money options to purchase Shares and 216,451 Shares underlying restricted stock units.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2010 issued by the Securities and Exchange Commission. Such fee equals .00713% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$197,313
Form or Registration No.:	Schedule TO-T
Filing Party:	COV Delaware Corporation
Date Filed:	June 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment“), filed with the Securities and Exchange Commission on July 6, 2010, amends and supplements the Tender Offer Statement on Schedule TO filed on June 11, 2010, as amended (the “Schedule TO“), and relates to a tender offer by COV Delaware Corporation, a Delaware corporation (the “Offeror“) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent“), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of ev3 Inc., a Delaware corporation (the “Company“), at a purchase price of $22.50 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated June 11, 2010 (the “Offer to Purchase“) and in the related Letter of Transmittal (the “Letter of Transmittal“ which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer“). This Amendment is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 4.	TERMS OF THE TRANSACTION

The Schedule TO is hereby amended and supplemented by adding the following to Item 4:

“On July 6, 2010, in connection with the settlement of the litigation described in Item 11 of the Schedule TO, Parent, Purchaser and the Company entered into Amendment No. 1 to the Merger Agreement (as defined in the Offer to Purchase), which includes, among other things, (i) a statement that the par value of any Top-Up Shares (as defined in the Offer to Purchase) will be paid in cash, (ii) a summary of the principal terms of the promissory note (the “Promissory Note”) that may be issued as payment for the Top-Up Shares, as agreed to by the Company’s board of directors; (iii) a clarification of how Shares (as defined in the Offer to Purchase) tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee are treated for purposes of the Top-Up Option (as defined in the Offer to Purchase); and (iv) a prohibition on amending Section 1.4 of the Merger Agreement in a manner that adversely affects the rights of other Company stockholders after Purchaser becomes the majority stockholder. Please refer to the complete text of Amendment No. 1 to the Merger Agreement, which is filed as Exhibit (d)(6) hereto and is incorporated herein by reference.”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Section 11 “Contacts and Transactions with ev3; Background of the Offer – Contacts and Transactions with ev3” of the Offer to Purchase is hereby amended and supplemented by adding the following:

“Covidien Group, Purchaser and their affiliates have informed ev3 that they do not intend to enter into any agreement, arrangement or understanding with ev3’s non-employee directors regarding employment or consulting arrangements with the surviving corporation.”

ITEM 11.	ADDITIONAL INFORMATION

The Schedule TO is hereby amended and supplemented by adding the following to Section (a)(5) of Item 11:

“On July 2, 2010, the parties to the Stevenson Action, Young Action, Bergland Action and Keilty Action (collectively, the “Minnesota Court Actions”) and the Olson Action (together, with the Minnesota Court Actions, the “Court Actions”) executed a Memorandum of Understanding (the “Memorandum of Understanding”) reflecting their agreement to settle the claims asserted in the Court Actions, subject to, among other things, confirmation from plaintiffs’ counsel following confirmatory discovery, that the proposed settlement is fair, adequate and reasonable; the execution of a stipulation of settlement; and approval by the Chancery Court of the State of Delaware. The Memorandum of Understanding includes (i) certification of a settlement class consisting of all record and beneficial holders of Shares at any time from May 31, 2010 through and including the date of the closing of the Merger (as defined in the Offer to Purchase); (ii) certain supplemental disclosures to ev3’s Solicitation/Recommendation Statement on Schedule 14D-9, (iii) certain amendments to the Merger Agreement described herein under “Item 4. Terms of the Transaction”; (iv) an agreement that the Top-Up Option, any Top-Up Shares and the Promissory Note will not be considered in the determination of fair value in any appraisal action commenced in connection with the Merger; (v) a release of all claims by class members against all defendants arising from the Offer and subsequent Merger; (vi) orders or judgments of dismissal with prejudice in all cases comprising the Court Actions; (vii) non-duplicative attorneys fees that may be awarded or approved by the Chancery Court of the State of Delaware and/or the District Court for the State of Minnesota, Hennepin County; and (viii) further terms, all as detailed in the Memorandum of Understanding.

The Memorandum of Understanding provides that ev3 and its directors, Parent, Purchaser and other defendants deny, and continue to deny, that they have committed or aided and abetted in the commission of any unlawful or wrongful acts alleged in the Court Actions, and expressly maintain that they diligently and scrupulously complied with any fiduciary duties and all other legal duties, and are entering into the Memorandum of Understanding solely because it will eliminate the burden and expense of further litigation. Please refer to the complete text of the Memorandum of Understanding, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County. *

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Memorandum of Understanding, dated July 2, 2010, among the parties to the Court Actions (as defined above).

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(d)(6)	Amendment No. 1, July 6, 2010, to Agreement and Plan of Merger, by and among Covidien Group S.a.r.l., COV Delaware Corporation and ev3 Inc.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIDIEN GROUP S.A.R.L.

Dated: July 6, 2010	By:	/s/ Michelangelo F. Stefani
	Name: Title:	Michelangelo F. Stefani General Manager

COV DELAWARE CORPORATION

Dated: July 6, 2010	By:	/s/ John W. Kapples
	Name: Title:	John W. Kapples Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County. *

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Memorandum of Understanding, dated July 2, 2010, among the parties to the Court Actions (as defined above).

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(d)(6)	Amendment No. 1, July 6, 2010, to Agreement and Plan of Merger, by and among Covidien Group S.a.r.l., COV Delaware Corporation and ev3 Inc.

(g)	None.

(h)	None.

*	Previously filed.